SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 2, 2021

Via EDGAR and Federal Express

Pam Howell, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Membership Collective Group Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted on May 13, 2021

CIK No. 0001846510

Dear Ms. Howell:

On behalf of Membership Collective Group Inc. (the “Registrant”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the amended draft Registration Statement, as set forth in the Staff’s letter dated May 27, 2021. Concurrently with this letter, we are confidentially submitting with the Commission an amended draft Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from Amendment No. 1 to the Registrant’s Form S-1 confidentially submitted with the Commission on May 13, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Amended Draft Registration Statement on Form S-1 submitted May 13, 2021

Non-GAAP Financial Measures, page vi

1.

We note that you have identified House Revenue as a non-GAAP measure that you define as house membership revenue plus in-house revenue, less non-house Membership revenue. We further note that you use House Revenue to calculate your non-GAAP measure House-Level Contribution Margin. Please explain:

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

•	how management uses House Revenue;

•

your basis for combining these distinct revenue streams in to a single non-GAAP measure given that each of these revenue streams appear to be derived from disparate sources of growth and methods of recognition; and,

•	how the amounts earned from membership revenue relate to the costs incurred for in-house operating expenses.

Response: The Registrant acknowledges the Staff’s comment. As indicated in the Registration Statement, Soho House members pay an annual membership fee in order to gain access to Houses. Although an “Every House” membership gives certain members access to all Houses, House membership, including for “Every House” members, is related and sourced to a specific House. The Registrant’s members also pay for food and beverage, accommodations and other offerings at the Houses. The Registrant’s pricing structure for these in-House offerings, and thus the revenue it generates from them, is reflective of the membership fees it has collected for that House. That is to say, the cost of the in-House offerings at the Registrant’s Houses would be appreciably higher were membership fees not collected with respect to the Houses at which the offerings are provided.

Members must pay their membership fee in order to access the Houses and be eligible to partake in these offerings, and members (including “Every House” members) typically spend longer in their local membership House as compared to other Houses or other hospitality venues. All costs associated with providing the Registrant’s members with the Soho House member experience, including the costs associated with maintaining the Houses and providing services to members while in the Houses, are included in the In-House Operating Expenses. As a result, it is of import to compare House Revenue (inclusive of membership revenues) to In-House Operating Expenses when measuring the profitability of the Houses to appropriately calculate House-Level Contribution Margin. The Registrant has amended the explanation of “House-Level Contribution and Margin” in the Registration Statement to reflect this.

Management uses House Revenues as an important metric to evaluate the performance of each House, as well as Houses on an aggregate basis. For the reasons noted above, in doing so, management views membership revenues for Houses to be inexorably linked to the revenues derived from In-House offerings, and thus uses a metric that appropriately aggregates them. When the Registrant’s management evaluates new House locations, their considerations will include forecasted future House Revenues driven by new members joining the particular House as well as the In-House revenues those members will generate, and the total cost of operating the House for its members. Management will also use House contribution to benchmark the performance of these new Houses against existing Houses. Accordingly, the Registrant believes that House Revenue, both independently as a component of House-Level Contribution Margin, is an important non-GAAP measure to include in the Registration Statement.

Non-GAAP Financial Measures, page 102

2.

Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations in your decision to exclude Pre-opening expenses from your measure of consolidated Adjusted EBITDA. In your response, address your growth strategy including the number of Soho Houses opened for the periods presented.

Response: The Registrant acknowledges the Staff’s comment and has reviewed Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. The Registrant considers “Pre-opening expenses” as those expenses incurred prior to the opening of a House, and include various costs, such as site identification expenses, design expenses, overhead expenses, Pre-opening marketing expenses and incremental wage expenses, all of which support the initial “ramp up” period of time following a House opening. The amount and composition of Pre-opening expense in any given period is likely to vary in amount and frequency, as these expenses are driven by the timing and number of new House openings. Moreover, each House is unique in its design and look, and the Pre-opening expenses for one House do not bear a direct relationship (or represent an equivalent amount ) to any other House. Additionally, these expenses, as distinct from ongoing operating expenses, have no relationship to the continuing operations of the Registrant’s Houses post-opening. As disclosed in the Registration Statement, the Registrant’s growth strategy includes pursuing new House openings, though the number of new Houses is expected to fluctuate from period to period. As the number of new House openings is expected to continue to fluctuate, the Registrant’s Pre-opening expenses are likewise expected to vary from period to period.

As it relates to the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, Pre-opening expenses are expenses necessary to operate the Registrant’s business, but they are not reflective of the ongoing financial performance of the Registrant’s business because of their variability from period to period and their difference in composition from House to House, as noted above. As a result, the Registrant does not believe excluding these expenses when presenting Adjusted EBITDA results in a misleading measure of the Registrant’s financial performance. The Registrant’s GAAP financial measures such as net loss, which include Pre-opening expenses, can be used to evaluate the impact of these expenses on the Registrant’s GAAP profitability. To supplement these GAAP financial measures, however, the Registrant believes it is appropriate and helpful to investors to provide a non-GAAP financial measure such as

Adjusted EBITDA that excludes Pre-opening expenses to evaluate the profitability of its ongoing operations. This non-GAAP financial measure calculated by excluding Pre-opening expenses provides useful information to management regarding certain financial and business trends relating to the financial condition, operating results and performance of the Registrant’s business. The Registrant also believes this non-GAAP financial measure, calculated in the manner described above, provides an additional tool for use by investors in comparing the Registrant’s financial performance with those of peer companies in the United States and the United Kingdom, particularly within the restaurant and retail industries, which may present a similar non-GAAP financial measure.

3.

We note that your business model is to lease your properties. Given such model, tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure interpretations for your adjustment of Non-cash rent in presenting Adjusted EBITDA.

Response: The Registrant acknowledges the Staff’s comment and has reviewed Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. For the reasons provided below, however, the Registrant respectfully submits that it does not believe that the disclosure relating to the adjustment of non-cash rent is inconsistent with the Staff’s guidance.

The Registrant’s expansion plans are focused on the opening of new Houses and other venues. When a location is initially opened, it generally takes approximately 24 months to stabilize operations and earnings and therefore to match these economics, the Registrant’s landlords often include substantial free-rent periods (18 months on average) to align the rent coverage with the locations’ underlying cash flow in their respective start-up phases. GAAP requires the free rent periods to be taken into account at lease commencement in establishing the amount of rent expense to recognize each period over the term of the lease, which results in the recognition of rent that exceeds the actual contractual rent due throughout the free rent period. The Registrant believes adjusting for the non-cash rent recognized for GAAP accounting purposes, to instead recognize rent on a contractually payable basis in its non-GAAP performance measure will allow investors to understand more clearly the operational financial performance associated with the Registrant’s growth related to its Houses and other venues.

Additionally, as noted by the Staff in its comment, the Registrant’s current business model is primarily to lease properties for purposes of conducting its operations, including the establishment of its Houses. For accounting purposes, most of these leases are accounted for as operating leases. However, there are two of the Registrant’s Houses, its Soho Farmhouse UK property and its Soho Warehouse in Los Angeles, whose leases are accounted for as finance leases for accounting purposes. The Registrant also has several other locations (e.g., the Registrant’s Houses in Mumbai, Istanbul and Canouan as well as the Ned in London) where the Registrant is not a party to a lease arrangement, but rather a management contract is in place. As a result of these differences in lease classification, as well the existence of management contracts, the Registrant in its presentation of Adjusted EBITDA makes an adjustment for non-cash rent to present all of its locations on a more comparable basis.

Accordingly, the Registrant believes this approach with respect to non-cash rent enables investors to more clearly understand its overall financial performance and compare it to peer companies.

4.

Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations in adjusting for Deferred registration fees, net for the periods presented, as it appears you may be substituting an individually tailored recognition and measurement method for those of GAAP.

Response: The Registrant acknowledges the Staff’s comment and has reviewed Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. The Registrant believes that it is appropriate to adjust its performance measure of Adjusted EBITDA for changes in deferred registration fees as there is no risk that these fees will not ultimately be recognized as revenue (and no additional services to be provided or conditions to be fulfilled in regard to them). This is because these fees relate to one-time initial non-refundable registration fees paid by members upon joining where there are no future obligations of the Company to the member, no possibility of any refunds or other costs to be incurred in future periods in respect of the member joining. In addition, the Registrant believes adjusting Adjusted EBITDA for these fees enables investors to better understand underlying trends in its financial performance (i.e., the impact of new members in a given reporting period and the growth in new members, which is a key performance metric for the Registrant). For these reasons, the Registrant believes that its adjustment for deferred registration fees is not inconsistent with the Staff’s guidance.

5.

Provide disclosure regarding, and your basis for providing, your “best estimate” regarding the cost of fulfilling the Membership credits provided in March 2020. It is unclear whether you have incurred these expenses in the period presented given what appears to be the entirety of the accrued liability for membership credits included in your Trade, capital and other accruals totaled $12 million at January 3, 2021. Additionally please clarify what, if any of the associated marketing expenses incurred over the period are contemplated in your Adjusted EBITDA measure and your basis for including such amount.

Response: The Registrant has updated the Registration Statement on p. 133 to explain the basis for its “best estimate” on the cost of fulfilling the membership credits provided in April 2020. The Registrant issued membership credits in 2020 as a goodwill gesture to paying members as a result of the shutdowns of its locations mandated under the COVID-19 government mandates. The membership credits issued to each paying member were equivalent to the face value of the member’s membership for the period of time the member’s local House was closed, and the credits are redeemable for in-House offerings as well as Soho Home online. To date, approximately 34% of the membership credits that were issued have been redeemed. To account for this, the Registrant recognized an accrued liability and an associated expense for membership credits once the membership credits were issued to the member and not when they are redeemed. When membership credits are redeemed for in-House offerings or Soho Home products, the Registrant reduces the membership credits accrued liability and makes a corresponding adjustment for the relevant purchase account that is reflected on the income statement under the “In-House operating expenses” line item. This corresponding adjustment offsets with the cost of sale of the in-House or Soho Home offering so that there is ultimately no impact to the In-House operating expense.

The reference to marketing expense noted by the Staff refers only to the Registrant’s estimated fulfilment cost, which as described above has no net impact to Adjusted EBITDA. There are no expenses incurred other that the cost of fulfilment described above. The membership credits are described as a “marketing offer” in the Registration Statement simply to reflect the goodwill nature of the credits given in response to the COVID-19 pandemic and associated closures of the Registrant’s locations, as noted above.

6.

We note your response to prior comment 7. Tell us, and consider expanding your disclosure in footnote (4) to the extent such amounts are material, the remaining items that make up the adjustment Other expenses, net and clarify where the items are reflected in your financial statements.

Response: The Registrant has revised the Registration Statement on pp. 30, 31, 80, 81, 103, 114 and 124 to expand the “Other, net” item in its Adjusted EBITDA calculation into its material constituent parts. In making these adjustments, the Registrant has now excluded certain other elements that previously had been included in the “Other, net” item in the body of the Registration Statement but are immaterial and thus not listed separately (or aggregated) in the revised presentation of Adjusted EBITDA. No adjustment has been made to the segment note in the financial statements included in the Registration Statement. “Other, net” item in the Adjusted EBITDA calculation are principally reflected in the Other financial statement line item in Operating expenses in the registrant’s financial statements.

7.	Your adjustment for Other expenses indicates that it is a net amount. Please tell us what amounts have been included in this line item that reduce the Other expense adjustment.

Response: As indicated in the Registrant’s response to the Staff’s comment no. 6 above, the Registrant has revised the presentation of “Other, net” in a manner to describe it further by its material constituent elements, which the Registrant believes clarifies the adjustments being made in the calculation of Adjusted EBITDA. Further, for purposes of clarification with respect to the previous designation of a “net” amount, the Registrant confirms there were no material items that were credited and therefore there was no need for a reference to a “net” item, though this fact is obviated by the updated presentation reflected in the Registration Statement.

8.

We note that some of the items included in your Other expenses, net adjustment seem to occur each year. Please clarify your basis for including these adjustments in your calculation of Adjusted EBITDA and explain why these amounts have not been reported as individual adjustments apart from your Other expenses, net adjustment.

Response: As indicated in the Registrant’s response to the Staff’s comment no. 6 above, the Registrant has revised the presentation of “Other, net” in a manner to present its material constituent elements, which the Registrant believes more clearly presents the adjustments being made in the calculation of Adjusted EBITDA.

The Registrant did have corporate financing and restructuring costs in each year presented, whereas the other material constituent elements, which include transaction costs, abandoned project and site closure costs and impairment charges on receivables, relate to one fiscal year and are considered one-off expenditures and items that are non-recurring. The corporate financing and restructuring costs vary significantly each period presented based on financing and restructuring being undertaken and they do not relate to normal, recurring, cash operating expenses necessary to operate the Registrant’s business. As can been seen in the periods presented, these vary in amount and frequency as they are driven corporate initiatives and refinancing. Additionally, these costs have no relationship to the ongoing operations of the Registrant’s business.

9.

We note your presentation of your non-GAAP measures House-Level and Other Contribution Margin and that you have reconciled these non-GAAP contribution margins from GAAP Operating loss and certain GAAP revenues. Please revise your disclosure to instead provide a reconciliation from the most directly comparable GAAP measure, which appears to be GAAP gross profit, to each of your non-GAAP contribution margins.

Response: The Registrant acknowledges the Staff’s comment, and has evaluated whether the House-Level Contribution and Other Contribution should be reconciled to GAAP net loss. However, in light of the fact that House-Level Contribution and Other Contribution are not intended to be company-wide profitability measures, the Registrant has not presented gross margin in its consolidated financial statements included in the Registration Statement. As a result, the Registrant believes that the most comparable GAAP measure is operating income, and has accordingly retained this reconciliation in the Registration Statement.

10.

We note that you have presented both the House-Level and Other Contribution Margin on a percentage basis. Please revise your disclosure to also present GAAP gross margin on a percentage basis. Refer to footnote 27 of Final Rule 33-8176, Conditions for Use of Non- GAAP Financial Measures.

Response: The Registrant has revised the Registration statement on pp. 95, 96, 100, 101, 105, 110, 111, 116, 121, 122, 125 and 126 to respond to the Staff’s comment.

Business, page 123

11.

We reissue prior comment 9. We continue to note the disclosure on page 131 that you “target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House.” Please clarify whether you have achieved these targets as it relates to any of your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date. Lastly, please expand upon the reference to the shift to an asset light development model.

Response: The Registrant has revised the disclosure on pp. 10 and 144 of the Registration Statement in response to the Staff’s comment to clarify its history of achieving these targets at its Houses and expanding on the shift to an asset light development model.

12.

We reissue prior comment 10. We note the statement on page 136 that typically applicants who are offered membership from the waitlist accept. Please clarify the percent of wait list applicants that become members.

Response: The Registrant has revised the disclosure on p. 154 of the Registration Statement in response to the Staff’s comment to clarify the percentage of wait list applicants who accepted after being offered membership and the range for the percentage of wait list applicants that become members, which varies by House. However, as noted previously in its response to prior comment 10, the Registrant believes that this metric is not useful to investors to show the Registrant’s overall future performance or earnings as these percentages depend on the duration of the operating history of the particular House.

Employees and Human Capital Resources, page 146

13.

We note the disclosure in this section that currently none of your employees are covered by collective bargaining agreements or represented by labor unions. Please reconcile with the disclosure in the risk factor on page 54 that you currently have employees represented by unions.

Response: The Registrant has revised the disclosure on p. 55 of the Registration Statement in response to the Staff’s comment to clarify that the Registrant does not currently have any employees represented by unions.

2020 Summary Compensation Table, page 170

14.

Please revise footnote 3 to disclose all assumptions made in the valuation of the share awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Also, as previously requested in prior comment 2, please disclose whether the executive compensation will change as a result of becoming a public company.

Response: The Registrant acknowledges the Staff’s comment. As noted in footnote 3 to the Summary Compensation Table, the grant date fair value of the growth share awards was calculated based on the value of a Class D ordinary share on the grant date. The Registrant has updated the disclosure in the Registration Statement on p. 185 to clarify that the grant date fair value was determined based on the number of Class D ordinary shares subject to the award as of the grant date.

With respect to the Staff’s comment regarding whether the executive compensation program will change as a result of becoming a public company, the Registrant is still in the process of determining the post-offering compensation program. The Registrant has added additional disclosure regarding employment agreements that it intends to enter into in connection with the offering, although those agreements are yet to be finalized. If any material compensatory arrangements are not finalized by the time the Registration Statement is declared effective, the Registrant will disclose the terms of such compensatory arrangements to the extent requirement by Form 8-K.

Principal Stockholders, page 194

15.	Please disclose the control person(s) for Global Joint Venture Investment Partners LP.

Response: The Registrant acknowledges the Staff’s comment and represents that it will update the disclosure in a future amendment to the Registration Statement to disclose the control person for Global Joint Venture Investment Partners LP.

Index to Consolidated Financial Statements, page F-1

16.

We note your response to our prior comment 13. We further note your disclosure that Membership Collective Group Inc. is a newly incorporated entity. Please confirm that Membership Collective Group Inc. is capitalized on a nominal basis and revise your filing to disclose, if true, that the company has not commenced operations, has no (or nominal) assets or liabilities and describe any contingent liabilities and commitments in sufficient detail.

Response: The Registrant confirms that it is capitalized on a nominal basis and has updated the disclosure in the Registration Statement to reflect that it has not commenced operations and has nominal assets and liabilities prior to the consummation of its initial public offering.

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (212) 839-5684 or at sgandhi@sidley.com or Robert A. Ryan at (212) 839-5931 or at rryan@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Brigitte Lippmann, Esq., Securities and Exchange Commission

Andrew Carnie, Membership Collective Group Inc.

Humera Afzal, Membership Collective Group Inc.

Robert A. Ryan, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP